FOR IMMEDIATE RELEASE

AutoChina International Reports 2013 First Quarter Financial Results

Shijiazhuang, Hebei Province, China – June 14, 2013 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today reported financial results for the first quarter ended March 31, 2013.

Q1 2013 Financial Highlights (comparisons are year over year)

•	Total revenues of $71.4 million, compared to $103.1 million
•	Gross profit of $14.3 million, compared to $24.5 million
•	Net income of $0.4 million, compared to $8.0 million
•	Adjusted EBITDA of $4.2 million, compared to $16.2 million
•	$5.6 million in cash flow reported for the three months ended March 31, 2013

Operational Highlights

•	1,251 commercial vehicles leased in the first quarter of 2013
•	AutoChina maintained its number of financing and service centers at 534 during the first quarter ended March 31, 2013, compared to 512 at March 31, 2012.
•	Company continued to leverage its financing and service centers to grow its licensed insurance distribution business, increasing insurance revenues by 97.9% year over year to $3.7 million

Operational and Market Review

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “During the 2013 first quarter, AutoChina continued to move forward with expanding and growing its specialty financing business. We were pleased to see quarter-over-quarter growth in the number of leases for new heavy trucks booked during the 2013 first quarter, an encouraging sign that the industry may finally be stabilizing after the significant slowdown of the past couple of years. According to the China Association of Automobile Manufacturers, 168,600 heavy trucks sold in China during the first quarter of 2013, a 17.1% decline over the prior-year quarter but a significant improvement over the 30% decline from the 2011 first quarter to the 2012 first quarter. Though the 2013 outlook for China’s heavy truck market is more positive, we will continue to take a methodical and strategic approach to growing our existing heavy-truck leasing business with new service offerings, while continuing to expand and leverage our geographic presence through our leasing and finance center network. During the period, we reported cash flow of $5.6 million as we continued to generate finance and insurance revenue without the corresponding cost of sales associated with the purchase of our heavy trucks. We feel that this operational flexibility allows us to better navigate this difficult market cycle.”

Heavy Truck Sales – Lease Update

The Company leased 1,251 commercial vehicles in the first quarter of 2013, compared to 1,725 in the first quarter of 2012. The decrease in commercial vehicle sales, servicing, and leasing was primarily due to a general slowdown in the economy that led to unfavorable investment sentiment for purchasers of commercial vehicles. Additionally, at March 31, 2013, the Company had 13,438 leased vehicles under its sales-type leasing program.

During the quarter ended March 31, 2013, the Company repossessed 250 vehicles whose lessees had defaulted on installment payments, sold 129 of these vehicles, and recorded 17 vehicles as losses. In comparison, there were 149 vehicles repossessed, 113 vehicles sold and 8 loss vehicles recorded in the quarter ended March 31, 2012. The Company adopted a stricter leasing policy in 2012, which caused it to repossess more vehicles for late payment and reject a higher number of new applicants.

As of March 31, 2013, the Company has leased over 38,000 trucks since launching its commercial vehicle sales and leasing business in March 2008.

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Used Vehicle Leasing

Under the Company’s used commercial vehicle sale-leaseback program, 60 used trucks were leased in the three months ended March 31, 2013, compared to 290 in the prior-year period. Revenue generated from second-hand commercial vehicle leasing arrangements during the three months ended March 31, 2013, was $280,000, compared to $794,000 in the comparable prior-year period.

Valued-added Services

Revenues from value-added services (diesel, tire and insurance financing services) totaled $38,000 during the three months ended March 31, 2013 compared with $234,000 during the same period in prior year. The Company’s tightening of its credit control as a way to manage default risk led to a decrease in value-added services revenues. As of March 31, 2013, over 260 tire outlets and over 80 fueling stations participate in the program.

Insurance Agency Services

The Company launched its own insurance agency business in December 2011 and has signed agreements with four major insurance companies in China to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. AutoChina’s 534 store locations are each licensed to sell insurance from these carrier partners, and, as of March 31, 2013, the Company also operated 23 insurance agency branch offices throughout China that are solely dedicated to this service. The Company is actively seeking additional partnerships and securing additional regulatory licenses.

Revenue from AutoChina’s insurance agency business was $3.7 million for the three months ended March 31, 2013, a 97.9% increase from $1.9 million in the prior-year period.

Expansion of Specialty Finance Store Network

During the 2013 first quarter, AutoChina established an additional commercial vehicle financing and service center in Anhui province and closed a commercial vehicle financing and service center in Jilin province, bringing the total number of locations to 534 as of March 31, 2013. The Company operated 512 financing and service centers at March 31, 2012. The Company operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

New Headquarters

During the second half of 2012, AutoChina closed on a transaction to purchase 23 floors of newly constructed office space in the Kai Yuan Center building, which was built by the Company’s Chairman and CEO Mr. Li and is the tallest building in Shijiazhuang at 245 meters in height. The new office space was purchased for approximately $56.4 million, and the Company also assumed approximately $102.9 million in debt as part of the acquisition, resulting in a total transaction value of approximately $159.3 million.

In April 2013, AutoChina moved its headquarters into the new Kai Yuan Center building, which now serves as the control center for each of the Company’s 534 commercial vehicle financing and service centers located throughout China. The Company does not anticipate that it will occupy the entire office space purchased, and expects to lease out the unoccupied space, the proceeds from which will be reported as rental income.

Financial Review

Note: As part of the transaction to purchase the Kai Yuan Center office space, AutoChina, through its wholly owned subsidiary AutoChina Group Inc., acquired 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, which was controlled by Mr. Li. Heat Planet’s primary asset consists of the 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building. The acquisition closed on September 11, 2012. As both AutoChina and the acquired companies were under the common control of Mr. Li immediately before and after the merger, the transaction was accounted for as common control merger, and using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss is recognized. The Company has adjusted its financial statements for the three months ended March 31, 2012, to account for operating results of Heat Planet and its subsidiaries to reflect the merger under common control.

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2013 First Quarter

•	Revenues for the first quarter ended March 31, 2013, were $71.4 million, compared to $103.1 million in the first quarter of 2012. The decrease in total revenues primarily resulted from lower contributions from commercial vehicle revenues, which was largely due to weaker demand for heavy trucks, a year-over-year decrease in average price per vehicle, and lower contributions from finance revenues, which resulted from a decrease in the total outstanding number of commercial vehicle financing and service contracts in effect. The decrease in total revenues was partially offset by higher insurance income during the period. The Company reported $57.1 million in commercial vehicle revenues, and $14.2 million, or 20.0% of total revenues, in revenues related to finance and insurance.

•	Cost of sales during the period totaled $57.0 million, with an average cost per commercial vehicle of $44,900. Gross margin was 20.1% for the three months ended March 31, 2013, from 23.8% for the prior-year period, primarily due the decreased contribution from finance revenues resulting from the decreased effective interest rate on direct financing and sales-type leases.

•	Net income in the three months ended March 31, 2013, was $0.4 million, or $0.02 per share based on 23.8 million diluted weighted average shares outstanding, compared to $8.0 million, or $0.34 per share based on 23.6 million diluted weighted average shares outstanding, in the three months ended March 31, 2012. The decrease in net income was primarily the result of increased SG&A expenses related to the growth in number of employees and increased allowance for credit losses, as well as decreased revenue contributions from the commercial vehicle financing business.

•	Adjusted EBITDA, which is EBITDA excluding stock-based compensation and accretion of stock repurchase obligation, was $4.2 million for the quarter ended March 31, 2013, compared to $16.2 million in the prior-year quarter.

See “Non-GAAP Financial Measures” below for a description of Adjusted EBITDA.

Balance Sheet Highlights

At March 31, 2013, AutoChina’s cash and cash equivalents (not including restricted cash) were $81.4 million, working capital was $108.4 million, total debt was $155.4 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $230.6 million, compared to $75.8 million, $105.4 million, $170.3 million, and $228.4 million, respectively, at December 31, 2012.

About AutoChina International Limited

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.  As of March 31, 2013, the Company owned and operated 534 commercial vehicle financing centers across China, and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;

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June 14, 2013

•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Yu
(858) 997-0680 / jcwang@kywmall.com	Senior Associate
(212) 836-9610 / cyu@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(in thousands except share and per share data)

	Three months ended March 31,
	2013	2012
		As Adjusted
Revenues
Commercial vehicles	$57,107	$80,443
Finance	10,501	20,732
Insurance	3,747	1,893
Total revenues	71,355	103,068

Cost of sales
Commercial vehicles	1,491	2,747
Commercial vehicles, related parties	54,717	75,797
Insurance	807	—
Total cost of sales	57,015	78,544

Gross profit	14,340	24,524

Operating expenses
Selling and marketing	2,203	2,124
General and administrative	11,776	8,131
Interest expense	1,660	3,795
Interest expense, related parties	181	281
Other income, net	(2,413)	(568)
Total operating expenses	13,407	13,763

Income from operations	933	10,761

Other income (expense)
Interest income	92	35

Income before income taxes	1,025	10,796

Income tax provision	(612)	(2,768)

Net income	413	8,028

Foreign currency translation adjustment	828	(15)

Comprehensive income	$1,241	$8,013

Earnings per share
Basic	$0.02	$0.34
Diluted	$0.02	$0.34

Weighted average shares outstanding
Basic	23,538,919	23,538,919
Diluted	23,807,517	23,612,622

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	March 31,	December 31,
	2013	2012
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$81,370	$75,777
Restricted cash	1,437	160
Accounts receivable, net of provision for doubtful debts of $14,497 and $12,041 respectively	32,719	32,956
Inventories	8,909	6,728
Deposits for inventories	23	20
Prepaid expenses and other current assets	3,961	4,512
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful debts of $395 and $296, respectively	171,792	196,213
Total current assets	300,211	316,366

Construction in progress	77,475	76,669
Property, equipment and leasehold improvements, net	4,828	4,985
Deferred income tax assets	3,142	2,547
Net investment in direct financing and sales-type leases, net of current maturities	36,790	38,739

Total assets	$422,446	$439,306

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $55,831 and $75,412 as of March 31, 2013 and December 31, 2012, respectively)	$82,949	$102,458
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $117 and $68 as of March 31, 2013 and December 31, 2012, respectively)	10,809	16,392
Accounts payable, related parties (including accounts payable of the consolidated VIEs without recourse to AutoChina of $3,726 and $706 as of March 31, 2013 and December 31, 2012, respectively)	6,737	2,228
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $12,769 and $4,857 as of March 31, 2013 and December 31, 2012, respectively)	16,448	15,049
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $108 and $86 as of March 31, 2013 and December 31, 2012, respectively)	65,720	65,595
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $653 and $161 as of March 31, 2013 and December 31, 2012, respectively)	3,613	1,956
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $2,967 and $1,931 as of March 31, 2013 and December 31, 2012, respectively)	4,385	2,551
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of $1,703 and nil as of March 31, 2013 and December 31, 2012, respectively)	1,186	4,717
Total current liabilities	191,847	210,946

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	March 31,	December 31,
	2013	2012
	(unaudited)
Commitment and Contingency

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,538,919 shares at March 31, 2013 and December 31, 2012, respectively	24	24
Additional paid-in capital	324,854	323,856
Statutory reserves	16,997	16,997
Accumulated losses	(135,074)	(135,487)
Accumulated other comprehensive income	23,798	22,970
Total shareholders’ equity	230,599	228,360

Total liabilities and shareholders’ equity	$422,446	$439,306

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AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2013	2012
		As Adjusted

Net cash provided by operating activities	$22,807	$89,402

Cash flow from investing activities:
Capital expenditure on construction in progress	(601)	(43,999)
Purchase of property, equipment and leasehold improvements	(303)	(1,247)
Increase in restricted cash	(1,273)	—
Repayment of due from an affiliate	—	(740)

Net cash used in investing activities	(2,177)	(45,986)

Cash flow from financing activities:
Proceeds from borrowings	23,882	29,200
Repayments of borrowings	(43,626)	(52,215)
Proceeds from affiliates for debt	5	29,223
Repayment to affiliates	—	(31,260)
Increase in accounts payable, related parties	54,717	75,797
Repayment to accounts payable, related parties	(50,222)	(66,679)
Dividend paid	—	(5,885)
Capital distribution	—	(29,184)

Net cash used in financing activities	(15,244)	(51,003)

Net cash provided by (used in) operating, investing and financing activities	5,386	(7,587)

Effect of foreign currency translation on cash and cash equivalents	207	38

Net increase (decrease) in cash and cash equivalents	5,593	(7,549)

Cash and cash equivalents, beginning of the period	75,777	43,048

Cash and cash equivalents, end of the period	$81,370	$35,499

Supplemental disclosure of cash flow information:
Interest paid	$2,185	$7,076
Income taxes paid	$2,904	$2,965

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Non-GAAP Financial Measures ($ in thousands)

A reconciliation of Adjusted EBITDA to net income (loss) is provided below:

	Three Months Ended March 31,
	2013	2012

Net income (loss)	$413	$8,028

Interest expenses	1,841	4,076

Interest income	(92)	(35)

Income tax provision	612	2,768

Stock-based compensation	998	942

Depreciation & Amortization	473	423

Adjusted EBITDA	$4,245	$16,202

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted EBITDA as net income before interest expense (income), income taxes, depreciation and amortization, as well as the exclusion of stock-based compensation and accretion of stock repurchase obligations. Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA and the material limitations of therein. For example, Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted Net Income and Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter. The table above has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.